02 FEB -8 AM 8:27

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

02015030

SUPPL

Your reference File No. 82-5089

Our reference

Date February 05, 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Direct Phone +41 (0) 625 22 56
Direct Fax +41 (0) 625 36 06
irene.klauer@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Second run for Dunbar Bank's five year Plus 12% Deposit Account with Capital Guarantee" dated February 04, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Departement

per I. Haberling

Irene Klauer

Enclosure

PROCESSED
FEB 14 2002
THOMSON
FINANCIAL

Press Release

File No. 82-5089

Second run for Dunbar Bank's five year Plus 12% Deposit Account with Capital Guarantee

Zurich Financial Services
(UKISA) Limited

UK Life Centre
Station Road
Swindon
SN1 1EL
United Kingdom

Telephone +44 (0)1793
511227

4 February 2002 - Following the success of its November 2001 launch, Zurich Financial Services is now offering a second tranche of its Dunbar Bank five-year Plus 12% Deposit Account, a guaranteed investment that offers personal and corporate customers full capital security, combined with stock market growth potential. The account is available for a limited period, with applications closing on 25 February.

The launch last November of the first tranche of the Plus 12% Account saw over £24 million invested in just six weeks.

Rodney Cook, customer solutions director for Zurich Financial Services, said: "With recent stock market volatility, and historically low deposit rates, many customers will find the Plus 12% Account an appealing option. It's particularly attractive to those who don't want to take any risks with their capital but do want the potential to earn up to 12% interest a year based on stock market performance."

Interest for the 5 year bond is linked to stock market performance. The maximum interest available is 12% gross per annum. Once awarded each year's interest is locked in. After 5 years this adds up to a total maximum of 60%. The actual interest payable is based on the quarterly movements of the FTSE 100 index, calculated at the start and end of each quarter over five years. The minimum single investment is £2,500 and the maximum £250,000.

Nearly half of those who invested in the Plus 12% Account last time were over 50, with a number of accounts opened on behalf of grandchildren and other non-taxpayers.

Rodney Cook said, "Our strategy to provide customers with real solutions, based on careful research, is borne out by the popularity of the Plus 12% Account. Given that deposit rates have fallen again recently, a guaranteed investment offering the potential of 12% interest each year is now even more attractive to medium or long term savers."

The Plus 12% Account is available for a limited period only through the Zurich Advice Network and through IFAs. Customers can also ring Dunbar Bank's hotline on 0207 437 7844. The investment will not affect their ISA allowance.

ends

Media information:

Debi Isaac, Zurich Financial Services	01793 503810
Rosemary Callender, Zurich Financial Services	01793 503 969

Notes to Editors:

If the 12% Deposit Account had been launched ten years ago, there would have been 1200 possible five year periods. Research by Dunbar Bank shows that on average, customers would have earned an attractive 38.3% on their original investment. Even in the worst performing five year period, savers would have earned 13.4% gross interest, while the best possible gross interest over 5 years would have been a staggering 53.5%.

About The Plus 12% Account:

A bank deposit account with a fixed term of five years, and available on a joint or sole account basis, the minimum investment is £2500 and the maximum is £250,000. The maximum interest is 12% gross for each of the five years – a total of 60% maximum gross interest added at the end of the five year term. After five years, interest is added based on the quarterly movement of the FTSE 100 index. In each year, if the FTSE 100 falls in any of the quarters, the annual return for that year will be reduced – but Dunbar Bank guarantees to return all of the capital whatever happens. Withdrawals are not permitted prior to maturity and once awarded each year's interest is locked in.

The Zurich Financial Services Group (www.zurich.com) is a global leader in integrated financial services, providing its customers with solutions in the areas of financial protection (non-life insurance and structured solutions) and asset gathering (life insurance and asset management). The Group focuses its activities on the key markets of North America, UK, Switzerland and Europe, as well as selected other markets where it has or can reach a competitive position. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 60 countries and employs approximately 70,000 people.

Dunbar Bank is part of Zurich Financial Services, (UKISA) which is part of the Zurich Financial Services Group and comprises the Group's operations in the UK, Ireland and International Businesses.